Exhibit 99.1

INVESTOR CONTACT
Matthew P. Duffy

Managing Director

LifeSci Advisors LLC

Matthew@lifesciadvisors.com

Phone: 212-915-0685

Bioblast Pharma Reports Fourth Quarter and Year End 2016 Financial Results

Tel Aviv, Israel, - February 24, 2017 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the fourth quarter ended December 31, 2016 and other recent developments.

Key Corporate Developments:

•	Completed clinical trials: As previously announced on January 18, 2017, the Company reported the results of a six-month open label Phase 2a clinical trial that also included an additional six-month follow-up period investigating trehalose in patients with Spinocerebellar Ataxia Type 3 (SCA3).

•	Departure of members of the Board of Directors: Messrs. Udi Gilboa and Gili Cohen resigned from our Board of Directors effective January 2, 2017 and January 15, 2017, respectively, for personal reasons. Following the resignations, the Board of Directors currently consists of nine members.

Fourth Quarter and Year End 2016 Financial results and Cash Guidance

•	R&D Expenses: Research and development expenses were $1.8 million for the quarter ended December 31, 2016, compared to $1.9 million for the same period in 2015. The research and development expenses for the fourth quarter of 2016 included clinical development activities with respect to completed clinical studies as well as initiation activities with respect to an upcoming Phase 2b double-blind placebo-controlled clinical trial of our trehalose 90mg/mL IV solution (“Trehalose IV”) in oculopharyngeal muscular dystrophy (“OPMD”) patients (the “Phase 2b Trial”).

For the year ended December 31, 2016, research and development expenses totaled $8.9 million compared to $7.7 million in the prior year. The increase was primarily due to increased salaries and related expenses including share-based compensation expenses, as well as initiation activities with respect to the Phase 2b Trial.

•	Pre-commercialization Expenses: Pre-commercialization expenses were $0.2 million for the quarter ended December 31, 2016, compared to $0.6 million for the same period in 2015. The decrease was primarily related to the decision to halt spending in this area until our Chief Commercial Officer, who joined in the middle of the quarter, had an opportunity to assess activities in this area.

For the year ended December 31, 2016, pre-commercialization expenses totaled $1.1 million, compared to $0.8 million in the prior year. The increase was primarily due to increased market research activities in the first half of the year directed at assessing the commercial opportunity presented by our Trehalose IV solution for the treatment of OPMD and SCA3 patients, which was offset by the reversal of previously recognized share-based compensation due to the forfeiture of options previously granted to departing employees.

•	G&A Expenses: General and administrative expenses were $1.1 million for the quarter ended December 31, 2016, compared to $2.4 million for the same period in 2015. The decrease was primarily related to downsizing the management team, which took effect primarily in the second quarter of 2016.

For the year ended December 31, 2016, general and administrative expenses totaled $5.9 million, compared to $7.0 million in the prior year. The general and administrative costs during 2016 included termination related payments to departing employees. Such termination related payments were partially offset by a reversal of previously recognized share-based compensation due to the forfeiture of options previously granted to departing employees.

•	Net Loss: For the quarter ended December 31, 2016, net loss attributable to holders of ordinary shares was ($3.1) million, or ($0.19) per basic and diluted share, as compared to a net loss of ($4.8) million, or ($0.34) per share, for the same period in 2015.

•	Cash Position: Cash, cash equivalents and short-term bank deposits as of December 31, 2016 were $9.9 million, compared to $12.9 million as of September 30, 2016, primarily reflecting the Company’s fourth quarter operating expenditures. Additional funding beyond our existing cash resources will be required to entirely cover the cost of the Phase 2b Trial and the underlying expenses of our operations while the study is ongoing. Should we be unable to obtain the additional funding required to complete our clinical activity, we may need to reduce our activities until we have sufficient resources.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss future clinical studies, the design and timing of such studies, and the Company’s expectation for its cash, cash equivalents and short-term bank deposits need to raise additional funds and sufficiency of financial resources. In addition, historic results of scientific research and clinical and preclinical studies do not guarantee that the conclusions of future research or studies will suggest identical or similar conclusions or that historic results referred to in this press release be interpreted differently in light of additional research and clinical and preclinical study results. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Because such statements deal with future events and are based on Bioblast Pharma's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Bioblast Pharma Ltd.

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share amounts)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	U.S. dollars in thousands, except share and per share data

Research and development	$1,791	$1,887	$8,881	$7,694
Pre-commercialization	210	563	1,085	829
General and administrative	1,073	2,383	5,900	6,953
Total operating expenses	3,074	4,833	15,866	15,476
Loss from operations	(3,074)	(4,833)	(15,866)	(15,476)

Financial income, net	11	20	60	135

Loss before taxes on income	(3,063)	(4,813)	(15,806)	(15,341)

Taxes on income	(10)	(16)	(216)	(24)

Net loss	$(3,073)	$(4,829)	$(16,022)	$(15,365)

Net loss attributable to Ordinary shareholders	$(3,073)	$(4,829)	$(16,022)	$(15,365)

Net loss per share attributable to Ordinary shareholders - basic and diluted	$(0.19)	$(0.34)	$(1.01)	$(1.08)
Weighted average number of Ordinary shares outstanding - basic and diluted	16,391,770	14,230,480	15,906,220	14,230,480

Bioblast Pharma Ltd.

Consolidated Balance Sheet Data

	December 31,
	2016	2015
	U.S. dollars in thousands, except share data
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,871	$7,286
Short-term bank deposits	3,007	12,046
Receivables and prepaid expenses	663	1,060
Total current assets	10,541	20,392

LONG-TERM ASSETS:
Long-term assets	18	33
Property and equipment, net	71	91
Total long-term assets	89	124

TOTAL ASSETS	$10,630	$20,516

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$700	$1,412
Other accounts payable	1,231	1,102
Total current liabilities	1,931	2,514

LONG-TERM LIABILITIES	-	70

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at December 31, 2016 and 2015; 16,391,770 and 14,230,480 issued and outstanding shares at December 31, 2016 and 2015, respectively	45	39
Additional paid-in capital	48,463	41,680
Accumulated deficit	(39,809)	(23,787)
Total stockholders' equity	8,699	17,932
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,630	$20,516

Bioblast Pharma Ltd.

Consolidated Cash Flow Data

	Year ended December 31,
	2016	2015
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(16,022)	$(15,365)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and disposal of property and equipment	38	17
Share based compensation	700	2,623
Interest on short-term deposit	39	(18)
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	399	(786)
Decrease (increase) in long-term assets	13	(24)
Increase (decrease) in trade payables	(712)	127
Increase in other accounts payable	129	107
Increase (decrease) in long-term liabilities	(70)	70

Net cash used in operating activities	(15,486)	(13,249)

Cash flow from investing activities

Withdrawal of (investment in) short-term bank deposits	9,000	10,000
Purchase of property and equipment	(18)	(48)
Net cash provided by (used in) investing activities	8,982	9,952

Cash flow from financing activities

Issuance of shares and warrants, net	6,089	-
Net cash provided by financing activities	6,089	-

Increase (decrease) in cash and cash equivalents	(415)	(3,297)
Cash and cash equivalents, beginning of the year	7,286	10,583

Cash and cash equivalents, end of the year	$6,871	$7,286

Supplemental disclosures of cash flow information:
Cash paid for taxes	$210	$4
Cash received for interest	$120	$162